Commission File Number 001-31914
EXHIBIT 99.1
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
ANNOUNCEMENT ON THE CHANGE OF LEGAL REPRESENTATIVE
On June 16, 2011, the China Insurance Regulatory Commission (the “CIRC”) approved the appointment of Mr.Yuan Li as the Chairman of China Life Insurance Company Limited (the “Company”).
Pursuant to the Articles of Association of the Company, the Chairman of the Company shall be the legal representative of the Company. The Company has recently completed the registration procedures of the change of legal representative with the State Administration of Industry and Commerce. Mr.Yuan Li is now the legal representative of the Company.
Board of Directors of China Life Insurance Company Limited
June 27, 2011